FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2008
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑    Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐    No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending
September 30, 2008 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.     Quarterly Report for the period ended September 30, 2008 of Quebecor Media Inc.

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
Quebecor Media Inc. (“Quebecor Media” or the “Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Quebecor Media’s subsidiaries operate in the following business segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
The following Management Discussion and Analysis covers the main activities in the third quarter of 2008 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2007 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS SINCE END OF SECOND QUARTER 2008
•	September 10, 2008: Quebecor Media confirmed its intention to invest between $800.0 million and $1 billion in its Advanced Wireless Services (“AWS”) network over the next four years and specified that these figures include the cost of building out its network in Québec, projected operating losses in the first years of commercial operation, and the $554.6 million already disbursed for the purpose of acquiring 17 operating licences.
•	The Company plans to fund future investments in its AWS network through cash flow generation and available credit facilities. Therefore, the Company does not expect the current difficult situation on the financial markets to negatively impact implementation of its business plan. Plans call for the AWS network to be operational within 12 to 18 months.
•	July 24, 2008: The number of subscribers to the cable Internet service provided by Quebecor Media’s Cable segment passed the one million mark.
•	Céline Dion’s special concert for Québec City’s 400th anniversary celebrations was seen by approximately 130,000 television viewers, who ordered the uncut version of the show live (pay-per-view) or the taped version (video on demand). It was one of the biggest successes in the history of pay-per-view and video on demand in Canada.
NON-GAAP FINANCIAL MEASURES
We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operations and average revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.
Operating Income
We define operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, reserve for restructuring of operations and other special charges, income taxes, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. We provide a reconciliation of operating income to net income as disclosed in the consolidated financial statements in table 1 below.
Table 1
Reconciliation of the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2008	2007	2008	2007

Operating Income
Cable	$201.0	$172.3	$579.1	$467.0
Newspapers	52.1	60.1	170.5	149.3
Broadcasting	10.8	11.8	43.9	36.6
Leisure and Entertainment	8.8	9.1	9.4	16.7
Interactive Technologies and Communications	1.0	1.4	2.1	2.8
Internet/Portals	0.5	1.0	1.8	4.1
Head office	0.7	(2.1)	2.3	0.2

	274.9	253.6	809.1	676.7
Amortization	(77.3)	(72.7)	(235.4)	(214.5)
Financial expenses	(68.1)	(60.4)	(209.8)	(160.0)
Gain (loss) on valuation and translation of financial instruments	3.4	5.4	23.0	(7.8)
Reserve for restructuring of operations	(2.0)	(3.0)	(4.3)	(14.7)
Income taxes	(40.7)	(35.5)	(113.4)	(59.2)
Non-controlling interest	(5.9)	(2.6)	(15.9)	(11.0)
Income from discontinued operations	—	—	2.3	5.2

Net income	$84.3	$84.8	$255.6	$214.7

Cash Flows from Segment Operations
We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment, plus proceeds from the disposal of assets. When we discuss cash flows from segment operations in this quarterly report, we provide the detailed calculation of the measure in the same section.
Free Cash Flows from Continuing Operations
We use free cash flows from continuing operations as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operations represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. We provide a reconciliation of free cash flows from continuing operations to cash flows provided by continuing operations measure reported in the consolidated financial statements in Table 2 below.
Table 2
Reconciliation between free cash flows from continuing operating activities and the cash flows provided by continuing operating activities measure reported in the financial statements
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Free cash flows from continuing operations (see Table 3)	$121.8	$100.9	$109.5	$168.7
Additions to property, plant and equipment	130.2	102.7	389.5	300.4
Proceeds from disposal of assets	(0.2)	(0.8)	(1.6)	(3.6)

Cash flows from continuing operating activities	$251.8	$202.8	$497.4	$465.5

Average Monthly Revenue per User
Average revenue per user (“ARPU”) is an industry metric that the Company uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other Companies. The Company calculates ARPU by dividing its combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2008/2007 THIRD QUARTER COMPARISON
Revenues: $908.1 million, an increase of $73.5 million (8.8%).
•	Revenues increased in: Cable ($58.0 million or 14.7% of segment revenues), reflecting continued customer growth for all services; Newspapers ($11.3 million or 4.4%), due primarily to the impact of the acquisition of Osprey Media Income Fund (“Osprey Media”) in August 2007; Interactive Technologies and Communications ($2.6 million or 13.7%); Internet/Portals ($1.6 million or 13.9%), and Broadcasting ($0.7 million or 0.8%).
•	Revenues decreased in Leisure and Entertainment ($4.4 million or -5.5%).
Operating income: $274.9 million, an increase of $21.3 million (8.4%).
•	Increase in Cable ($28.7 million or 16.7% of segment operating income), due primarily to customer growth.

•	Decreases in Newspapers ($8.0 million or -13.3%), Broadcasting ($1.0 million or -8.5%), Internet/Portals ($0.5 million or
-50.0%), Interactive Technologies and Communications ($0.4 million or -28.6%), and Leisure and Entertainment ($0.3 million or -3.3%).
•	Unfavourable variance of $14.6 million (including $11.4 million in the Cable segment and $3.2 million in the Broadcasting segment) related to the reversal in the third quarter of 2007 of current Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee accruals following the notice issued on October 1, 2007 confirming the CRTC’s intention not to collect the fees due on November 30, 2007, in view of a Federal Court decision. However, the Federal Court of Appeal overturned the Federal Court decision on April 29, 2008 (see also “Part II licence fees” in the sections on the results of the Cable and Broadcasting segments below).
•	Despite the increase in operating income in the third quarter of 2008, the fair value of Quebecor Media, based on market comparables, was relatively flat in the third quarter compared with an increase in the same period of 2007. As a result, Quebecor Media’s consolidated stock option expense decreased $10.2 million in the third quarter of 2008 compared with the same period of 2007.
•	Excluding the operating income of Osprey Media and the impact of the consolidated stock option expense, and if the figures for prior periods were restated to reflect the Part II licence fee adjustment, the increase in operating income in the third quarter of 2008 would have been 10.3% compared with 20.0% in the same period of 2007.
Net income: $84.3 million, a decrease of $0.5 million (-0.6%).
•	The $21.3 million increase in operating income was offset by:
o	$7.7 million increase in financial expenses;

o	$5.2 million increase in income tax expense;

o	$4.6 million increase in amortization charges;

o	$3.3 million increase in non-controlling interest;

o	$2.0 million decrease in the gain on valuation and translation of financial instruments;
Amortization charges: $77.3 million, an increase of $4.6 million.
•	The increase was mainly due to significant capital expenditures in 2007 and 2008, largely in the Cable and Newspapers segments, and the acquisition of Osprey Media.
Financial expenses: $68.1 million, an increase of $7.7 million.
•	The increase was mainly due to the impact of higher average indebtedness, which resulted in an $11.9 million increase in interest expense, despite a decrease in base interest rates, which was partially offset by a $2.5 million increase in interest capitalized to additions to property, plant and equipment and other assets.
•	The increase in Quebecor Media’s average indebtedness in the third quarter of 2008 was mainly due to the issuance by Videotron of US$455.0 million aggregate principal amount of Senior Notes on April 15, 2008.
Gain on valuation and translation of financial instruments: $3.4 million, compared with $5.4 million in the third quarter of 2007.
•	The $2.0 million decrease was mainly due to the impact of re-measurement of financial instruments due to changing yield curves and counterparty risks.
Reserve for restructuring of operations and other special charges: $2.0 million, compared with $3.0 million in the third quarter of 2007.
•	The $2.0 million reserve for the third quarter of 2008 was related to job cuts at some publications in the Newspapers segment.
•	The reserve for the third quarter of 2007 related mainly to the project to acquire new presses, voluntary workforce-reduction programs and the project to streamline newsgathering in the Newspapers segment.

Income tax expense: $40.7 million (effective tax rate of 31.1%), compared with $35.5 million in the third quarter of 2007 (effective tax rate of 28.9%).
2008/2007 YEAR-TO-DATE COMPARISON
Revenues: $2.73 billion, an increase of $326.5 million (13.6%).
•	Revenues increased in: Cable ($205.4 million or 18.3% of segment revenues), reflecting customer growth for all services; Newspapers ($124.1 million or 17.2%), due to the impact of the acquisition of Osprey Media; Broadcasting ($18.4 million or 6.3%); Internet/Portals ($3.7 million or 10.7%), and Interactive Technologies and Communications ($3.7 million or 6.0%).
•	Revenues decreased in Leisure and Entertainment ($24.9 million or -11.0%).
Operating income: $809.1 million, an increase of $132.4 million (19.6%).
•	Operating income increased in Cable ($112.1 million or 24.0% of segment operating income), Newspapers ($21.2 million or 14.2%) and Broadcasting ($7.3 million or 19.9%).
•	Operating income decreased in Leisure and Entertainment ($7.3 million or -43.7%), Internet/Portals ($2.3 million or -56.1%) and Interactive Technologies and Communications ($0.7 million or -25.0%).
•	Unfavourable variance of $33.3 million (including $25.9 million in the Cable segment and $7.4 million in the Broadcasting segment) related to recognition in the second quarter of 2008 of a retroactive charge for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the Federal Court decision on these fees. The Federal Court judgement had been favourable to Quebecor Media and had led to the reversal, in the third quarter of 2007, of current Part II licence fee accruals (see also “Part II licence fees” in the sections on the results of the Cable and Broadcasting segments below).
•	Despite the increase in operating income for 2008, the fair value of Quebecor Media, based on market comparables, decreased in the first nine months of 2008 compared with an increase in the same period of 2007, resulting in a $37.9 million decrease in the consolidated stock option expense.
•	Excluding the operating income of Osprey Media and the impact of the consolidated stock option expense, and if the figures for prior periods were restated to reflect the Part II licence fee adjustment, the increase in operating income in the first nine months of 2008 would have been 14.7%, compared with 20.3% in the same period of 2007.
Net income: $255.6 million, an increase of $40.9 million (19.0%).
•	The increase was due primarily to:
o	$132.4 million increase in operating income;

o	$30.8 million favourable variance in gains and losses on valuation and translation of financial instruments;

o	$10.4 million decrease in reserve for restructuring of operations and other special charges.

Partially offset by:
o	$54.2 million increase in income tax expense;

o	$49.8 million increase in financial expenses;

o	$20.9 million increase in amortization charges .
Amortization charge: $235.4 million, a $20.9 million increase due to the same factors as those noted above in the discussion of the third quarter results.
Financial expenses: $209.8 million, an increase of $49.8 million.
•	The increase was mainly due to:
o	impact of higher average debt level, which accounted for a $44.9 million increase in the interest expense;

•	The increase in Quebecor Media’s average indebtedness in the first nine months of 2008 was mainly due to:
o	issuance by Videotron of US$455.0 million aggregate principal amount of Senior Notes on April 15, 2008;

o	financing, beginning in August 2007, of the acquisition of Osprey Media for a total consideration of $414.4 million (excluding assumed liabilities);

o	debt totalling $161.8 million assumed as part of the acquisition of Osprey Media in August 2007;

o	financing of the settlement in October 2007 of a $106.0 million liability in connection with derivative financial instruments related to Sun Media Corporation’s term loan “B”;

o	financing of the payment in July 2007 of the Additional Amount payable, for a total consideration of $127.2 million.
Gain on valuation and translation of financial instruments: $23.0 million, compared with a $7.8 million loss in the first nine months of 2007.
•	The $30.8 million favourable variance was due to:
o	$16.5 million initial impact in the second quarter of 2008 of the change in accounting estimates of the fair value of derivative financial instruments, reflecting market developments and recent accounting guidelines (see “Changes in Accounting Policies and Accounting Estimates” below);

o	$14.3 million favourable impact related to re-measurement of financial instruments due to changing yield curves and counterparty risks.
Reserve for restructuring of operations and other special charges: $4.3 million, compared with $14.7 million in the first nine months of 2007.
•	The $4.3 million reserve for the first nine months of 2008 was related to job cuts at some publications in the Newspapers segment.
•	The reserve for the first nine months of 2007 related mainly to the project to acquire new presses, voluntary workforce-reduction programs and the project to streamline newsgathering in the Newspapers segment.
Income tax expense: $113.4 million (effective tax rate of 29.6%), compared with $59.2 million in the first nine months of 2007 (effective tax rate of 21.2%).
•	The increase was mainly due to:
o	$102.9 million increase in pre-tax income;

o	recognition in the second quarter of 2007 of tax benefits totalling approximately $10.5 million following the adoption on third reading by the federal government of Canada of a higher non-capital loss conversion rate for tax benefits related to Part VI.1 tax. These tax benefits, which were acquired from Quebecor World, relate to tax that corporations must pay on preferred dividends paid during a financial year.

o	tax rate mix in the various components of the gains and losses on financial instruments, derivative financial instruments and foreign currency translation of financial instruments.
FREE CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Free cash flows from continuing operations: $121.8 million in the third quarter of 2008, compared with $100.9 million in the same period of 2007 (Table 3).
•	The $20.9 million increase was mainly due to:

	o	$32.8 million favourable variance in the net change in non-cash balances related to operations, caused primarily by an increase in accrued interest payable;

	o	$21.3 million increase in operating income.

Partially offset by:

o	$27.5 million increase in additions to property, plant and equipment, mainly because of investment in network modernization by the Cable segment, and spending on phase two of the project to acquire new presses in the Newspapers segment;

o	$6.3 million increase in the cash interest expense, mainly as a result of the impact of higher indebtedness.
Free cash flows from continuing operations: $109.5 million in the first nine months of 2008, compared with $168.7 million in the same period of 2007 (Table 3).
•	The $59.2 million decrease was mainly due to:

	o	$61.5 million increase in use of funds for non-cash balances related to operations, due primarily to disbursements of $91.5 million in connection with the exercise of stock options, partially offset by an increase in accrued interest payable;

	o	$89.1 million increase in additions to property, plant and equipment, mainly because of network investments by the Cable segment and phase two of the project to acquire new presses in the Newspapers segment;

	o	$46.1 million increase in the cash interest expense, mainly as a result of the impact of higher indebtedness.
Partially offset by:
o	$132.4 million increase in operating income;

o	$10.4 million decrease in cash reserve for restructuring of operations and other special charges.
Table 3
Free cash flows from continuing operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Cash flows from segment operations:
Cable	$109.6	$93.7	$286.0	$231.6
Newspapers	29.1	42.3	107.6	101.6
Broadcasting	2.8	9.1	28.5	27.6
Leisure and Entertainment	6.8	8.1	3.7	15.4
Interactive Technologies and Communications	(0.2)	0.3	(0.5)	0.2
Internet/Portals	(3.6)	0.3	(6.5)	1.0
Head Office and other	0.4	(2.1)	2.4	2.5

	144.9	151.7	421.2	379.9

Cash interest expense[1]	(65.7)	(59.4)	(203.1)	(157.0)
Cash portion of reserve for restructuring of operations and other special charges	(2.0)	(3.0)	(4.3)	(14.7)
Current income taxes	1.1	(3.4)	(1.2)	2.7
Other	(2.3)	2.0	(0.1)	(0.7)
Net change in non cash balances related to operations	45.8	13.0	(103.0)	(41.5)

Cash flows provided by continuing operations	$121.8	$100.9	$109.5	$168.7

1	Interest on long-term debt and other interest, less interest capitalized to cost of property, plant and equipment and other assets.

Table 4
Cash flows from segment operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Operating income	$274.9	$253.6	$809.1	$676.7
Additions to property, plant and equipment	(130.2)	(102.7)	(389.5)	(300.4)
Proceeds from disposal of assets	0.2	0.8	1.6	3.6

Cash Flows from Segment Operations	$144.9	$151.7	$421.2	$379.9

SEGMENTED ANALYSIS
Cable segment
Third quarter 2008
Revenues: $452.6 million, an increase of $58.0 million (14.7%).
•	Combined revenues from all cable television services increased $17.8 million (9.6%) to $203.0 million due to the impact of customer base growth, the favourable impact of the increase in the illico Digital TV customer base on revenues from illico on Demand, pay TV, pay-per-view and set-top boxes, and subscriber growth for the high definition (“HD”) package.
o	Revenues from the illico Digital TV service, excluding related services, increased $18.6 million (21.3%) to $106.1 million. The performance of illico Digital TV was partially offset by decreased revenues from analog cable television services.
•	Revenues from Internet access services increased $17.0 million (16.0%) to $123.3 million. The improvement was mainly due to customer growth, as well as heavier consumption.
•	Revenues from cable telephone service increased $20.7 million (39.8%) to $72.7 million, primarily because of customer growth as well as higher long-distance revenues.
•	Revenues from wireless telephone service increased $2.9 million (54.7%) to $8.2 million, mainly due to customer growth.
•	Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) decreased $0.5 million (-3.5%) to $13.6 million.
Monthly ARPU: $81.01, compared with $72.66 in the same quarter of 2007, an increase of $8.35 (11.5%).
Customer statistics
Cable television – The combined customer base for all of Videotron’s cable television services increased by 31,500 (1.9%) in the third quarter of 2008 (compared with an increase of 31,800 in the same quarter of 2007), and by 75,200 (4.7%) in the 12-month period ended September 30, 2008 (Table 5). As of September 30, 2008, the Cable segment had 1,691,500 customers for its cable television services, for a household penetration rate (number of subscribers as a proportion of total homes passed by the Cable segment’s network, i.e., 2,532,300 homes as of the end of September 2008) of 66.8%, compared with 65.0% one year earlier.
•	The number of subscribers to illico Digital TV stood at 876,700 at the end of the third quarter of 2008, an increase of 46,200 or 5.6% during the quarter (compared with an increase of 41,200 in the third quarter of 2007)

and an increase of 156,400 (21.7%) over a 12-month period. As of September 30, 2008, illico Digital TV had a household penetration rate of 34.6% versus 29.0% a year earlier.
•	The customer base for analog cable television services decreased by 14,700 (-1.8%) in the third quarter of 2008 (compared with a decrease of 9,400 customers in the same quarter of 2007) and by 81,200 (-9.1%) over a 12-month period, primarily as a result of customer migration to illico Digital TV.
Internet access – The number of subscribers to cable Internet access services passed the 1 million mark for the first time in the third quarter. As of September 30, 2008, it stood at 1,031,400, an increase of 42,500 (4.3%) during the quarter (compared with an increase of 45,000 in the third quarter of 2007) and an increase of 132,500 (14.7%) over a 12-month period (Table 5). At September 30, 2008, cable Internet access services had a household penetration rate of 40.7%, compared with 36.1% at September 30, 2007.
Cable telephone service – The number of subscribers to cable telephone service stood at 797,900 at the end of September 2008, an increase of 55,000 (7.4%) from the previous quarter (compared with an increase of 70,100 in the third quarter of 2007) and an increase of 224,100 (39.1%) from the end of the third quarter of 2007 (Table 5). At September 30, 2008, the IP telephone service had a household penetration rate of 31.5%, compared with 23.1% one year earlier.
Wireless telephone service – At September 30, 2008, there were 58,600 activated phones on the wireless telephone service, compared with 54,600 at the end of June 2008, an increase of 4,000 (7.3%), compared with an increase of 8,000 activated phones in the third quarter of 2007. The number of activated phones increased by 19,900 during the 12-month period ended September 30, 2008.
Table 5
Cable segment end-of-quarter customer numbers since end of December 2006
(in thousands of customers)

	Sept. 2008	June 2008	Mar. 2008	Dec. 2007	Sept. 2007	June 2007	Mar. 2007	Dec. 2006

Cable television:
Analog	814.8	829.5	849.4	869.9	896.0	905.4	929.8	948.8
Digital	876.7	830.5	802.8	768.2	720.3	679.1	652.9	623.6

Total cable television	1,691.5	1,660.0	1,652.2	1,638.1	1,616.3	1,584.5	1,582.7	1,572.4
Cable Internet	1,031.4	988.9	965.3	933.0	898.9	853.9	827.9	792.0
Cable telephone	797.9	742.9	691.6	636.4	573.8	503.7	448.7	397.8
Wireless telephone	58.6	54.6	49.9	45.1	38.7	30.7	20.3	11.8

Operating income: $201.0 million in the third quarter of 2008, an increase of $28.7 million (16.7%).
•	The increase was due primarily to:
o	customer growth for all services;

o	increases in long-distance telephone volume and revenues;

o	$7.0 million favourable variance in expenses related to Quebecor Media’s stock option plan that are charged to its operating segments as a direct charge, to reflect participation by segment managers in the plan, and management fees.
Partially offset by:
o	unfavourable variance of $11.4 million related to the reversal in the third quarter of 2007 of current CRTC Part II licence fee accruals following the notice issued on October 1, 2007 confirming the CRTC’s intention not to collect the fees due on November 30, 2007, in view of a Federal Court decision. However, the Federal Court of Appeal overturned the Federal Court decision on April 29, 2008 (see “Part II licence fees” below).

•	Excluding the favourable variation in the stock option expense, and if the figures for prior periods were restated to reflect the Part II licence fee adjustment, the segment’s operating income would have increased by 19.4% in the third quarter of 2008, compared with 25.1% in the same quarter of 2007.
Operating costs for all Cable segment operations, expressed as a percentage of revenues: 55.6% in the third quarter of 2008 compared with 56.3% in the same period of 2007. Operating costs as a proportion of revenues decreased slightly for the following reasons:
•	the significant fixed component of costs, which does not fluctuate in proportion to revenue growth;
•	the marginal impact on costs of the increases in consumption and long-distance telephone volume;
•	the increase in Part II licence fees, which was largely offset by the favourable variance in the stock option expense.
Year-to-date
Revenues: $1.33 billion, an increase of $205.4 million (18.3%), due primarily to the same factors as those noted above in the discussion of third quarter results.
•	Total revenues from cable television services increased $56.9 million (10.4%) to $601.8 million.
o	Revenues from the illico Digital TV service, excluding related services, increased $62.1 million (24.9%) to $311.2 million.
•	Revenues from Internet access services increased $59.7 million (19.4%) to $367.5 million.
•	Revenues from cable telephone service increased $71.4 million (52.4%) to $207.6 million.
•	Revenues from the wireless telephone service increased $11.5 million (99.1%) to $23.1 million.
•	Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) increased $0.7 million (1.8%) to $40.4 million.
Monthly ARPU: $80.33 in the first nine months of 2008, compared with $70.00 in the same period of 2007, an increase of $10.33 (14.8%).
Customer statistics
Cable television – The combined customer base for all of Videotron’s cable television services increased by 53,400 in the first nine months of 2008, compared with an increase of 43,900 in the same period of 2007.
•	The number of subscribers to illico Digital TV increased by 108,500 in the first nine months of 2008, compared with 96,700 in the same period of 2007.
•	The customer base for analog cable television services decreased by 55,100, compared with a decrease of 52,800 in the same period of 2007.
Internet access – The number of subscribers to cable Internet access services increased by 98,400, compared with 106,900 in the same period of 2007.
Cable telephone service – The number of subscribers to cable telephone service increased by 161,500 in the first nine months of 2008, compared with 176,000 in the same period of 2007.
Wireless telephone service – The number of activated phones increased by 13,500 in the first nine months of 2008, compared with an increase of 26,900 in the same period of 2007.
Operating income: $579.1 million, an increase of $112.1 million (24.0%).
•	The increase was due primarily to:
o	customer growth for all services;

o	increases in some rates, consumption and long-distance telephone calls;

o	$26.0 million favourable variance in expenses related to Quebecor Media’s stock option plan.

Partially offset by:
o	unfavourable variance of $25.9 million related to the recognition in the second quarter of 2008 of a retroactive charge for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the Federal Court decision on these fees. The Federal Court judgement had been favourable to Quebecor Media and had led to the reversal, in the third quarter of 2007, of current Part II licence fee accruals (see “Part II licence fees” below).
•	Excluding the favourable variation in the stock option expense, and if the figures for prior periods were restated to reflect the Part II licence fee adjustment, the segment’s operating income would have increased by 23.1% in the first nine months of 2008, compared with 27.3% in the same period of 2007.
Operating costs for all Cable segment operations, expressed as a percentage of revenues: 56.5% in the first nine months of 2008, compared with 58.5% in the same period of 2007. The 2.0% decrease was due primarily to the same factors as those noted above in the discussion of third quarter results.
Cash flows from operations
Quarterly cash flows from segment operations: $109.6 million in the third quarter of 2008, compared with $93.7 million in the same quarter of 2007 (Table 6), a $15.9 million increase.
•	The positive impact of the $28.7 million increase in operating income was partially offset by a $13.3 million increase in additions to property, plant and equipment, including expenditures for network modernization.
Year-to-date cash flows from segment operations: $286.0 million in the first nine months of 2008, compared with $231.6 million in the same period of 2007 (Table 6).
•	The $54.4 million increase was due to the $112.1 million increase in operating income, which was partially offset by a $58.3 million increase in additions to property, plant and equipment compared with the same period of 2007, mainly because of spending on network modernization.
Table 6: Cable segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Operating income	$201.0	$172.3	$579.1	$467.0
Additions to property, plant and equipment	(92.0)	(78.7)	(294.1)	(235.8)
Proceeds from disposal of assets	0.6	0.1	1.0	0.4

Cash flows from segment operations	$109.6	$93.7	$286.0	$231.6

Part II licence fees
In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown before the Federal Court, alleging that the Part II licence fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court decreed that these fees did constitute taxes, that the CRTC was to cease collection of such fees but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent year, the Part II licence fees payable on November 30 of each year unless a Superior Court reverses the Federal Court decision. Considering these facts and as a result of the decision of the Federal Court, the Cable segment had reversed its liability of $11.1 million related to these Part II licence fees for the period from September 1, 2006 to September 2007 in the third quarter of 2007. The Company also ceased to record the Part II licence fees.

On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies are in disagreement with this decision and have requested leave to appeal to the Supreme Court of Canada. The CRTC publicly stated that it will make no attempt to collect outstanding Part ll fees until the earlier of a) the leave to appeal to the Supreme Court of Canada is denied, or b) the judgement of the Federal Court of Appeal is affirmed by the Supreme Court, or c) the matter is settled between the parties. The Company believes in the merit of its request for appeal to the Supreme Court. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect the Part II licence fees to which the Company is subject, in the second quarter of 2008, the Company recorded a total liability of $19.5 million in the Cable segment related to the Part II licence fees for the period from September 1, 2006 to June 30, 2008. Since that date, the Cable segment has been recognizing a reserve for Part II licence fee expenses.
Newspapers segment
Third quarter 2008
Revenues: $270.8 million, an increase of $11.3 million (4.4%).
•	The acquisition of Osprey Media, which closed in August 2007, generated revenues of $52.4 million from July through September 2008, compared with $35.9 million in August and September 2007, for a third-quarter increase of $16.5 million.

•	Excluding the impact of that acquisition, the Newspapers segment’s total revenues decreased $5.2 million (-2.3%) in the third quarter of 2008: advertising revenues decreased 3.2%, circulation revenues were flat, and combined revenues from commercial printing and other sources increased 3.5%.

•	Revenues of the urban dailies decreased 1.3% in the third quarter of 2008; excluding the acquisition of Osprey Media, revenues of the community newspapers increased 0.6%.

•	In the urban dailies group, revenues of the free dailies increased 12.1%.
Operating income: $52.1 million, a decrease of $8.0 million (-13.3%).
•	Osprey Media generated operating income of $10.0 million from July through September 2008, compared with $9.3 million in August and September 2007, for a third-quarter increase of $0.7 million.

•	Excluding the impact of Osprey Media, operating income decreased $8.7 million (-17.1%) in the Newspapers segment.

•	The decrease was due primarily to:
o	impact of the decrease in revenues, on a comparable basis;

o	wage indexing and certain unusual payroll expenses, including charges related to the transition plan for printing facilities in Ontario and Québec;

o	expenditures related to the start-up of Quebecor MediaPages.
Partially offset by:
o	$4.0 million favourable variance related to the stock option expense.
Operating costs for all Newspapers segment operations, expressed as a percentage of revenues: 80.8% in the third quarter of 2008 compared with 76.8% in the same period of 2007. The difference was mainly due to:
•	larger share of fixed costs given the decrease in revenues on a comparable basis;

•	unfavourable cost factors, described above in the discussion of operating income.
Year-to-date
Revenues: $845.7 million, an increase of $124.1 million (17.2%).

•	The increase mainly reflects the impact of the acquisition of Osprey Media ($123.6 million), which closed in August 2007.

•	Excluding the impact of that acquisition, total revenues increased by $0.5 million (0.1%): advertising revenues decreased 1.3%, circulation revenues decreased 5.3%, and combined revenues from commercial printing and other sources increased 36.3%.

•	Revenues of the urban dailies decreased 2.0% in the first nine months of 2008; excluding the acquisition of Osprey Media, revenues of the community newspapers increased 0.6%.

•	In the urban dailies group, revenues of the free dailies increased 23.8% due to strong results posted by the Vancouver, Montréal, Calgary and Edmonton dailies.
Operating income: $170.5 million, an increase of $21.2 million (14.2%).
•	Osprey Media generated operating income of $34.8 million from January through September 2008, compared with $9.3 million in August and September 2007, for a year-to-date increase of $25.5 million.

•	Excluding the impact of Osprey Media, operating income decreased $4.3 million (-3.1%) in the Newspapers segment.

•	The decrease was due primarily to:
o	impact of the decrease in advertising and circulation revenues, on a comparable basis;

o	wage indexing and certain unusual payroll expenses, including charges related to the transition plan for printing facilities in Ontario and Québec;

o	expenditures related to the start-up of Quebecor MediaPages.
Partially offset by:
o	$10.4 million favourable impact related to the Quebecor Media stock option plan expense;

o	$8.9 million decrease in newsprint costs.
•	The combined operating losses of the free dailies decreased 16.5% in the first nine months of 2008 compared with the same period of 2007.
Operating costs for all Newspapers segment operations, expressed as a percentage of revenues: 79.8% in the first nine months of 2008 compared with 79.3% in the same period of 2007.
Cash flows from operations
Quarterly cash flows from segment operations: $29.1 million in the third quarter of 2008, compared with $42.3 million in the same period of 2007 (Table 7).
•	The $13.2 million decrease was due to the $8.0 million decrease in operating income and the $4.8 million increase in additions to property, plant and equipment under phase two of the project to acquire new presses.
Year-to-date cash flows from segment operations: $107.6 million in the first nine months of 2008, compared with $101.6 million for the same period of 2007 (Table 7).
•	The $6.0 million increase was due primarily to the $21.2 million increase in operating income, which was partially offset by the $15.4 million increase in additions to property, plant and equipment, due essentially to phase two of the project to acquire new presses.

Table 7: Newspapers segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Operating income	$52.1	$60.1	$170.5	$149.3
Additions to property, plant and equipment	(22.6)	(17.8)	(63.1)	(47.7)
Proceeds from disposal of assets	(0.4)	—	0.2	—

Cash flows from segment operations	$29.1	$42.3	$107.6	$101.6

A long-term directory printing contract was cancelled on October 1, 2008 by the customer, Quebecor World. The 10-year contract, signed on October 9, 2007, entailed expected receipts of approximately $11.0 million per year over the life of the contract. The Notice of Cancellation was served by Quebecor World under powers granted to it by the Court in an Order issued on January 21, 2008 pursuant to the Companies’ Creditors Arrangement Act. The company will file a proof of claim with the Controller appointed by the Court to obtain compensation for the damages resulting from the early cancellation of this contract.
Broadcasting segment
Third quarter 2008
Revenues: $92.3 million, an increase of $0.7 million (0.8%).
•	Revenues from broadcasting operations increased $3.6 million, mainly because of:

	o	higher revenues from video on demand and other revenues at the TVA Network;

	o	higher subscription revenues and advertising revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv, Mystery and Les idées de ma maison).
•	Distribution revenues decreased $1.2 million, mainly as a result of a decrease in video revenues and sales of television products in comparison with the same period of 2007.

•	Publishing revenues decreased $2.1 million, mainly because of lower advertising and newsstand revenues.
Operating income: $10.8 million, a decrease of $1.0 million (-8.5%); excluding the unfavourable impact of the reversal in the third quarter of 2007 of current CRTC Part II licence fee accruals, operating income increased $2.2 million.
•	Operating income from broadcasting operations increased $1.2 million, mainly because of favourable impacts from:
o	increased revenues at the specialty channels;

o	lower content costs at the TVA Network and Sun TV;

o	decrease in selling and administrative expenses at the TVA Network.
Partially offset by:
o	unfavourable variance of $3.2 million related to the reversal in the third quarter of 2007 of current CRTC Part II licence fee accruals following the notice issued on October 1, 2007 confirming the CRTC’s intention not to collect the fees due on November 30, 2007, in view of a Federal Court decision. However, the Federal Court of Appeal overturned the Federal Court decision on April 29, 2008 (see “Part II licence fees” below).
•	Operating income from distribution operations decreased by $1.8 million, mainly as a result of the decrease in revenues and promotional expenses for theatrical releases scheduled for the fourth quarter of 2008.

•	Operating income from publishing operations decreased by $0.5 million, mainly as a result of the decrease in revenues.
Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues: 88.3% in the third quarter of 2008, compared with 87.1% in the same period of 2007. The difference was essentially due to the favourable impact in the third quarter of 2007 of the reversal of the charge for CRTC Part II licence fees.
Year-to-date
Revenues: $309.8 million, an increase of $18.4 million (6.3%).
•	Revenues from broadcasting operations increased $18.4 million, mainly because of:
o	higher advertising, video on demand and other revenues at the TVA Network;

o	higher advertising and subscription revenues at the specialty channels;

o	higher revenues from the Internet, commercial production and Shopping TVA.
•	Distribution revenues decreased $0.8 million, primarily as a result of lower theatrical and video revenues, partially offset by increased sales of television products.

•	Publishing revenues decreased $0.8 million, primarily as a result of decreases in advertising and newsstand revenues, partially offset by an increase in custom publishing operations.
Operating income: $43.9 million, an increase of $7.3 million (19.9%); excluding the unfavourable impact of the reversal in the third quarter of 2007 of current CRTC Part II licence fee accruals following the favourable Federal Court decision and the recognition in the second quarter of 2008 of a retroactive charge for licence fees following the unfavourable decision by the Federal Court of Appeal, operating income increased $14.7 million.
•	Operating income from broadcasting operations increased $5.6 million, mainly because of:
o	impact of revenue growth at the TVA Network, the specialty channels and Sun TV;

o	decrease in selling and administrative expenses at the TVA Network.
Partially offset by:
o	unfavourable variance of $7.4 million related to the recognition in the second quarter of 2008 of a retroactive charge for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the Federal Court decision on these fees. The Federal Court judgement had been favourable to Quebecor Media and had led to the reversal of current Part II licence fee accruals in the third quarter of 2007 (see “Part II licence fees” below).
•	Operating income from distribution operations showed a $0.3 million improvement, mainly as a result of the impact of higher sales of television products and costs related to a larger number of film releases in the first nine months of 2007 than in the same period of 2008, partially offset by lower video revenues.

•	Operating income from publishing operations increased by $1.2 million, mainly as a result of the decrease in advertising, marketing and distribution expenses, partially offset by the unfavourable impact of the decrease in revenues.
Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues: 85.8% in the first nine months of 2008, compared with 87.4% in the same period of 2007. The decrease, as a proportion of revenues, was due to:
•	Reduced share of fixed costs given revenue growth, on a comparable basis, partially offset by the unfavourable impact of the Part II licence fee expense.
Cash flows from operations
Quarterly cash flows from segment operations: $2.8 million in the third quarter of 2008, compared with $9.1 million in the same period of 2007 (Table 8).

•	The $6.3 million decrease was due primarily to a $4.6 million increase in additions to property, plant and equipment resulting mainly from expenditures related to migration to HD television, as well as the $1.0 million decrease in operating income.
Year-to-date cash flows from segment operations: $28.5 million in the first nine months of 2008, compared with $27.6 million in the same period of 2007 (Table 8).
•	The impact of the $7.3 million increase in operating income was offset by an increase in additions to property, plant and equipment, resulting mainly from expenditures related to migration to HD television and computer equipment purchases.
Table 8: Broadcasting segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Operating income	$10.8	$11.8	$43.9	$36.6
Additions to property, plant and equipment	(8.0)	(3.4)	(15.4)	(9.7)
Proceeds from disposal of assets	—	0.7	—	0.7

Cash flows from segment operations	$2.8	$9.1	$28.5	$27.6

Part II licence fees
Considering the facts noted under “Part II licence fees” in the discussion of the Cable segment’s results above, which also apply to the Broadcasting segment, on September 30, 2007 the Broadcasting segment reversed its liability of $3.2 million related to these fees for the period from September 1, 2006 to September 2007 and ceased to record these fees.
The Broadcasting segment also recorded in the second quarter of 2008 a total liability of $5.7 million related to the Part II licence fees for the period from September 1, 2006 to June 30, 2008. Since that date, the Broadcasting segment has been recognizing a reserve for Part II licence fee expenses.
Leisure and Entertainment segment
Third quarter 2008
Revenues: $75.2 million, a decrease of $4.4 million (-5.5%).
•	7.3% decrease in revenues at Quebecor Media Book Group Inc. (“Quebecor Media Book Group”), due primarily to lower distribution volume in the third quarter of 2008 than in the same quarter of 2007 and decreased sales in the academic segment.

•	3.1% decrease in revenues at Archambault Group Inc. (“Archambault Group”). The impact of higher broadcast revenues due to the success of the Paul McCartney concert during Québec City’s 400th anniversary celebrations and higher sales at Archambault stores, essentially due to the opening of a store in Laval, Québec, was outweighed by a decrease in revenues due to the transfer of video on demand operations to the Cable segment.
Operating income: $8.8 million, a decrease of $0.3 million (-3.3%) compared with the third quarter of 2007, due primarily to a decrease in gross margin on retail sales and higher operating expenses at Archambault Group, combined with a decrease in sales at Quebecor Media Book Group.

Year-to-date
Revenues: $201.5 million, a decrease of $24.9 million (-11.0%).
•	The revenues of Quebecor Media Book Group decreased by 14.6%, essentially due to the same factors as those noted above in the discussion of third quarter results.

•	The revenues of Archambault Group decreased by 8.2%, mainly because of fewer CDs released and distributed and lower retail sales of music.
Operating income: $9.4 million, a decrease of $7.3 million (-43.7%), due primarily to the impact of the revenue decrease.
Cash flows from operations
Quarterly cash flows from segment operations: $6.8 million in the third quarter of 2008, compared with $8.1 million in the same period of 2007 (Table 9).
o	The unfavourable variance of $1.3 million was mainly due to a $1.0 million increase in additions to property, plant and equipment, essentially as a result of the opening of an Archambault store in Laval, Québec.
Year-to-date cash flows from segment operations: $3.7 million in the first nine months of 2008, compared with $15.4 million in the same period of 2007 (Table 9).
•	The unfavourable variance of $11.7 million was mainly due to:
o	$7.3 million decrease in operating income;

o	$4.3 million increase in additions to property, plant and equipment, mainly at Archambault Group essentially as a result of a store opening, as well as expansion and renovation of other stores.
Table 9: Leisure and Entertainment segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Operating income	$8.8	$9.1	$9.4	$16.7
Additions to property, plant and equipment	(2.0)	(1.0)	(5.7)	(1.4)
Proceeds from disposal of assets	—	—	—	0.1

Cash flows from segment operations	$6.8	$8.1	$3.7	$15.4

Interactive Technologies and Communications segment
Third quarter 2008
Revenues: $21.6 million, an increase of $2.6 million (13.7%).
•	The increase was mainly due to:
o	impact of increased volumes from customers in Europe, particularly France and Italy, as well as in Asia and Canada, and from government customers in Québec, partially offset by a decrease in volume in the United States.
Operating income: $1.0 million, a decrease of $0.4 million (-28.6%).

•	The decrease was mainly due to:
o	impact of the decrease in revenues in the U.S., combined with increases in some market development costs in that country;

o	unfavourable variance due to the impact of changes to the Nurun Inc. (“Nurun”) stock option plan in the third quarter of 2007.
Partially offset by:
o	impact of increased revenues in Canada, Europe and Asia, and from government customers in Québec.
Year-to-date
Revenues: $65.6 million, an increase of $3.7 million (6.0%).
•	The increase was due mainly to:
o	impact of increased volumes from customers in Europe, Asia and Canada, partially offset by a decrease in volume from government customers in Québec and customers in the United States.
Operating income: $2.1 million, a decrease of $0.7 million (-25.0%).
•	The decrease was mainly due to:
o	impact of the decrease in revenues from customers in the U.S. and from government customers in Québec;

o	unfavourable variance due to the impact of changes to Nurun’s stock option plan in the third quarter of 2007.
Partially offset by:
o	impact of increased revenues in Canada, Europe and Asia;

o	higher operating margins in Canada and France.
Cash flows from operations
Quarterly cash flows from segment operations: negative $0.2 million in the third quarter of 2008, compared with positive $0.3 million in the same period of 2007 (Table 10).
•	The $0.5 million increase was mainly due to the decrease in operating income.
Year-to-date cash flows from segment operations: negative $0.5 million in the first nine months of 2008, compared with positive $0.2 million in the same period of 2007 (Table 10). The unfavourable variance of $0.7 million was also due to the decrease in operating income.
Table 10: Interactive Technologies and Communications segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Operating income	$1.0	$1.4	$2.1	$2.8
Additions to property, plant and equipment	(1.2)	(1.1)	(2.6)	(2.6)

Cash flows from segment operations	$(0.2)	$0.3	$(0.5)	$0.2

Internet/Portals segment
Third quarter 2008
Revenues: $13.1 million, an increase of $1.6 million (13.9%).
•	21.6% increase in revenues at the general-interest portals, due mainly to website creation and maintenance, including the sites of affiliated companies, and higher advertising revenues.

•	10.2% increase in revenues at special-interest portals, primarily attributable to revenue growth at the autonet.ca site resulting mainly from the acquisition of ASL Ltd.
Operating income: $0.5 million, a decrease of $0.5 million (-50.0%), essentially due to the increase in operating expenses, including advertising expenses and investments in new products.
Year-to-date
Revenues: $38.3 million, an increase of $3.7 million (10.7%).
•	Revenues increased by 13.3% at the general-interest portals and 9.1% at the special-interest portals, essentially due to the same factors as those noted above in the discussion of third quarter results.
Operating income: $1.8 million, a decrease of $2.3 million (-56.1%), due mainly to the cost of introducing a new business development strategy.
Cash flows from operations
Quarterly cash flows from segment operations: negative $3.6 million in the third quarter of 2008, compared with positive $0.3 million in the same period of 2007 (Table 11).
•	The unfavourable variance of $3.9 million was due primarily to an increase in additions to property, plant and equipment caused mainly by investments in computer projects and the decrease in operating income.
Year-to-date cash flows from segment operations: negative $6.5 million in the first nine months of 2008, compared with positive $1.0 million in the same period of 2007, an unfavourable variance of $7.5 million (Table 11), essentially due to the business development strategy and investments in new products.
Table 11: Internet/Portals segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
		September 30		September 30
	2008	2007	2008	2007

Operating income	$0.5	$1.0	$1.8	$4.1
Additions to property, plant and equipment	(4.1)	(0.7)	(8.3)	(3.1)

Cash flows from segment operations	$(3.6)	$0.3	$(6.5)	$1.0

CASH FLOWS AND FINANCIAL POSITION
Operating Activities
Third quarter 2008
Cash flows provided by continuing operations: $251.8 million in the third quarter of 2008, compared with $202.8 million in the same quarter of 2007.
•	The $49.0 million increase was mainly due to:
o	$32.8 million favourable variance in net change in non-cash balances related to operations, mainly because of an increase in accrued interest payable;

o	$21.3 million increase in operating income.
Partially offset by:
o	$6.3 million increase in the cash interest expense, mainly as a result of the impact of higher indebtedness.
Year-to-date
Cash flows provided by continuing operations: $497.4 million in the first nine months of 2008, compared with $465.5 million in the same period of 2007.
•	The $31.9 million increase was mainly due to:
o	$132.4 million increase in operating income;

o	$10.4 million decrease in cash reserve for restructuring of operations and other special charges.
Largely offset by:
o	$61.5 million increase in use of funds for non-cash balances related to operations, due primarily to the impact of disbursements of $91.5 million in connection with the exercise of stock options, partially offset by an increase in interest payable;

o	$46.1 million increase in the cash interest expense, mainly as a result of the impact of higher indebtedness.
Working capital of Quebecor Media: negative $148.4 million at September 30, 2008, compared with negative $128.9 million at December 31, 2007. The debt management strategy accounts for most of the working capital deficit. Under the cash management process, receipts of deferred revenues that are periodic and renewable are used to reduce drawings on revolving credit facilities, which are recorded under long-term debt.
Financing Activities
Consolidated debt of Quebecor Media (long-term debt plus bank borrowings): an increase of $815.1 million for the first nine months of 2008.
•	The increase was due mainly to:
o	issuance by Videotron on April 15, 2008 of US$455.0 million aggregate principal amount of Senior Notes for net proceeds of $447.8 million (after financing expenses);

o	increased drawings on the revolving bank credit facilities, long-term credit facilities and bank borrowings of Videotron and TVA Group in the amounts of $163.2 million and $42.4 million respectively;

o	estimated $170.8 million unfavourable impact of exchange rate fluctuations. The increase in this item is offset by a decrease in the liability related to cross-currency swap agreements entered under “Derivative financial instruments.”
Partially offset by:
o	debt repayments of $21.3 million, mainly by Quebecor Media.

•	The increase in long-term debt was used to finance: the disbursement of a cash consideration of $554.6 million for the purpose of acquiring licences for AWS; business acquisitions, including buyouts of minority interests in Nurun, for a cash consideration of $75.2 million when Nurun was taken private; and, in TVA Group, the disbursement of a cash consideration of $51.4 million under its Substantial Issuer Bid.

•	Net liabilities related to derivative financial instruments decreased from $538.5 million as of December 31, 2007 to $331.3 million as of September 30, 2008 (net of a $40.5 million asset as of that date). The decrease in net liabilities was caused by fluctuations in the Canadian dollar against the U.S. dollar and by changes in estimates of the fair value of derivative financial instruments (see “Changes in Accounting Policies and Estimates” below), partially offset by the unfavourable combined effect of interest rate fluctuations in Canada and the United States.

•	April 7, 2008: Videotron amended its senior secured credit facility to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Videotron may further increase commitments under the facility by an additional $75.0 million, subject to certain conditions, bringing the total to $650.0 million.
Investing Activities
Third quarter 2008
Additions to property, plant and equipment: $130.2 million in the third quarter of 2008, compared with $102.7 million in the same quarter of 2007.
•	The $27.5 million increase was mainly due to investments in network modernization by the Cable segment and phase two of the project to acquire new presses in the Newspapers segment.
Business acquisitions (including buyouts of minority interest): $8.2 million, compared with $430.7 million in the third quarter of 2007.
•	In the third quarter of 2007, Quebecor Media closed the acquisition of Osprey Media for a total cash consideration of $414.4 million (excluding assumed liabilities).
Acquisition of other assets: $559.9 million in the third quarter of 2008, compared with $0.1 million in the same quarter of 2007.
•	The $559.8 million increase was essentially due to disbursements by Quebecor Media in the third quarter of 2008 for the purpose of acquiring 17 operating licences for its AWS network.
Year-to-date
Additions to property, plant and equipment: $389.5 million in the first nine months of 2008, compared with $300.4 million in the same period of 2007.
•	The $89.1 million increase was due to essentially the same factors as those noted above in the discussion of the third quarter results.
Business acquisitions (including buyouts of minority interest): $146.7 million, compared with $436.5 million in the first nine months of 2007.
•	Business acquisitions in the first nine months of 2008 were as follows:
o	all outstanding Common Shares of Nurun not already held were acquired in the first quarter of 2008 for a total cash consideration of $75.2 million;

o	3,000,642 TVA Group Class B Shares were repurchased in the second quarter of 2008 for a total cash consideration of $51.4 million.

o	certain businesses, primarily in the Internet/Portals and Newspapers segments, were acquired in the first nine months of 2008 for a total cash consideration of $15.1 million;

o	a $5.0 million payment was made in the first quarter of 2008 in connection with the acquisition of Sogides Group Inc. in 2005.

Acquisition of other assets: $566.4 million in the first nine months of 2008, compared with $1.4 million in the same quarter of 2007.
•	The $565.0 million increase was essentially due to the same factors as those noted in the discussion of third quarter results.
Financial Position at September 30, 2008
Total available liquid assets: $491.1 million for the Company and its wholly owned subsidiaries, consisting in a $37.5 million bank overdraft and available unused lines of credit of $528.6 million.
Consolidated debt: total $3.86 billion, compared with $3.04 billion at December 31, 2007, an $815.1 million increase (see “Financing activities” below).
•	The consolidated debt included Videotron’s $1.66 billion debt ($960.8 million at December 31, 2007), Sun Media Corporation’s $255.4 million debt ($225.1 million at December 31, 2007), Osprey Media’s $132.4 million debt ($145.2 million at December 31, 2007), TVA Group’s $98.6 million debt ($56.1 million at December 31, 2007), and Quebecor Media’s $1.71 billion debt ($1.65 billion at December 31, 2007).
Dividend: $25.0 million declared by Board of Directors on August 4, 2008 and paid to shareholders on August 22, 2008.
Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover its commitments with respect to cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group.
Pursuant to their financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At September 30, 2008, the Company was in compliance with all required financial ratios.
Advanced Wireless Services (AWS): On September 10, 2008, Quebecor Media confirmed its intention to invest between $800.0 million and $1 billion in its AWS network over the next four years, including the $554.6 million already disbursed for the purpose of acquiring 17 operating licences, the cost of building out its network in Québec and projected operating losses in the first years of commercial operation. Quebecor Media plans to finance future disbursements from funds generated by operations.
The money will be used to create a new High Speed Packet Access (HSPA) network, which is expected to be operational in 12 to 18 months. Nokia Siemens Networks has been selected to be Videotron’s supplier for the next five years.

Analysis of consolidated balance sheet at September 30, 2008
Table 12
Consolidated balance sheet of Quebecor Media
Analysis of main changes between December 31, 2007 and September 30, 2008
(in millions of Canadian dollars)

	Sept. 30,	Dec. 31,
	2008	2007	Difference	Main reasons for difference
Assets
Accounts receivable	453.7	496.2	(42.5)	Impact of seasonal fluctuation in activities
Property, plant and equipment	2,261.7	2,110.2	151.5	Additions to property, plant and equipment (see “Investing
				activities” above), less amortization
Other	1,034.5	422.0	612.5	Acquisition of 17 operating licences in Advanced Wireless
				Services spectrum auction (see “Advanced Wireless Services (AWS)”
				above and an increase in assets related to derivative financial
				instruments (see “Financing Activities” above)
Goodwill	4,153.3	4,081.3	72.0	Increase in Company’s interest in Nurun and TVA Group, payment of
				a contingent consideration related to the acquisition of Sogides,
				acquisition of other businesses, and finalization of purchase
				price equation for Osprey Media acquisition.
Liabilities
Accounts payable and accrued charges	642.4	756.0	(113.6)	Disbursements related to stock option plan and reduction in
				allowance for returns in Leisure and Entertainment segment
Long-term debt	3,786.0	3,002.8	783.2	See “Financing activities” above
Derivative financial instruments	371.8	538.7	(166.9)	See “Financing activities” above and “Financial instruments” below
Non-controlling interest	99.6	154.2	(54.6)	Partial buyout of non-controlling interest in TVA Group and full
				buyout by Quebecor Media of non-controlling interest in Nurun
ADDITIONAL INFORMATION
Contractual Obligations
At September 30, 2008, material contractual obligations included capital and interest payments on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 13 below shows a summary of contractual obligations.

Table 13
Contractual obligations of Quebecor Media at September 30, 2008
(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more

Long-term debt	$3,861.7	$33.0	$333.6	$888.6	$2,606.5
Interest payments[1]	1,940.8	294.1	573.0	512.3	561.4
Operating leases	259.5	54.1	74.9	49.4	81.1
Additions to property, plant and equipment, and other commitments	140.4	97.1	27.9	5.8	9.6
Derivative financial instruments[2]	325.8	0.5	1.0	142.4	181.9

Total contractual obligations	$6,528.2	$478.8	$1,010.4	$1,598.5	$3,440.5

[1]	Estimated interest payable on long-term debt, based on interest rates, hedged interest rates and hedged foreign exchange rates as of September 30, 2008.

[2]	Estimated future disbursements related to foreign exchange hedging of derivative financial instruments.
Financial Instruments
Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest and exchange rates. The Company and its subsidiaries manage their exposure to interest rate fluctuations through staggered maturities and an optimal balance of fixed- and variable-rate debt.
As at September 30, 2008, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into foreign exchange forward contracts and cross-currency swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
Quebecor Media has also entered into currency forward contracts in order to hedge the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Cable segment, and for other purposes. As well, Quebecor Media has entered into currency forward contracts in order to hedge the contractual instalments, in euros and Swiss Francs, on purchases of printing presses and related equipment.
The Company does not hold or use any derivative instruments for trading purposes.
The fair value of derivative financial instruments is estimated using period-end swap rates, adjusted to reflect the counterparties’ non-performance risk (see Table 14).

Table 14: Quebecor Media Inc.
Fair value of derivative financial instruments
(in millions of dollars)

			September 30, 2008
			Book value
	Notional		and fair value
	value		asset (liability)

Derivative financial instruments
Interest rate swap agreements	CA$89.1		$(0.8)
Foreign exchange forward contracts
- In US$	US$	270.3	3.0
- In €	€ 14.5		(0.5)
- In CHF	CHF 3.8		(0.1)
Cross-currency interest rate swap agreements	US$	3,246.3	(332.9)

In the third quarter of 2008, Quebecor Media recorded a $0.9 million loss on embedded derivative financial instruments that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($14.3 million in the third quarter of 2007). A foreign exchange loss of $3.4 million ($12.9 million gain in the third quarter of 2007) was recognized in connection with the financial instruments hedged by the derivatives. In the third quarter of 2008, Quebecor Media recorded a $7.7 million gain on the ineffective portion of fair value hedging relationships ($6.8 million in the third quarter of 2007). Finally, a gain of $39.9 million was recorded under “Other comprehensive income” in the third quarter of 2008 in relation to cash flow hedging relationships ($5.9 million loss in the third quarter of 2007).
In the first nine months of 2008, Quebecor Media recorded a $14.8 million gain on embedded derivative financial instruments that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($41.5 million loss in the first nine months of 2007). A foreign exchange loss of $7.2 million ($28.8 million gain in the first nine months of 2007) was recognized in connection with the financial instruments hedged by these derivatives. In the first nine months of 2008, Quebecor Media recorded a $15.4 million gain on the ineffective portion of fair value hedging relationships ($10.1 million in the first nine months of 2007). Finally, a $1.2 million loss was recorded under “Other comprehensive income” in the first nine months of 2008 in relation to cash flow hedging relationships ($0.5 million in the same period of 2007).
Related Party Transactions
The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
On January 21, 2008, Quebecor World Inc. (“Quebecor World”) placed itself under the protection of the Companies’ Creditors Arrangement Act. These procedures did not have a material impact on the operations of Quebecor Media and are not expected to have an impact in the future. Since that date, Quebecor World is no longer considered as a related party.
Management Arrangements
Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In the third quarter of 2008, Quebecor Media received a total of $0.75 M in management fees from Quebecor, the same amount as in the third quarter of 2007. For the first nine months of 2008, Quebecor Media received a total of $2.25 M in management fees from Quebecor, the same amount as for the first nine months of 2007.

In the third quarter of 2008, Quebecor Media also paid management fees of $0.2 M and $0.1 M respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (“CDP Capital”), the same amounts as for the third quarter of 2007. For the first nine months of 2008, Quebecor Media paid management fees of $0.5 M and $0.4 M respectively to its shareholders Quebecor and CDP Capital, the same amounts as for the first nine months of 2007.
Lease Arrangements
Quebecor and other related parties lease office space to Quebecor Media. In the third quarter of 2008, the aggregate rent expense paid to Quebecor and other related parties was $0.6 M, compared with $0.5 M for the same period of 2007. During the first nine months of 2008, the aggregate rent expense paid to Quebecor and other related parties was $1.9 M, compared with $1.8 M for the same period of 2007.
Other Services
Quebecor Media and its subsidiaries have incurred expenses and earned revenues for services as part of transactions with affiliated companies. Quebecor Media conducts all of its business with affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value. The aggregate purchases from the affiliated companies amounted to $1.8 M in the third quarter of 2008 ($2.7 M in the third quarter of 2007). The total revenues from affiliated companies were $0.1 M in the third quarter of 2008 ($0.1 M in the third quarter of 2007). The aggregate purchases from the affiliated companies amounted to $4.3 M in the first nine months of 2008 ($4.3 M for the same period of 2007). The total revenues from affiliated companies were $0.3 M in the first nine months of 2008 ($0.2 M for the first nine months of 2007).
As at September 30, 2008, cash and cash equivalents totalling $21.6 M ($18.9 M as at September 30, 2007) have been invested by Quebecor Media on a revolving basis in Quebecor under the terms of a cash management agreement providing for the consolidation of bank operations. These advances on demand bear interest at prime rate. During the third quarter of 2008, Quebecor Media received interest of $0.3 M ($0.2 M in the third quarter of 2007) from Quebecor Inc. During the first nine months of 2008, Quebecor Media received interest of $0.8 M ($0.7 M for the same period of 2007).
Long-term debt composition and maturities
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. The weighted average term of Quebecor Media’s consolidated debt was approximately 5.9 years as of September 30, 2008. The debt comprises approximately 59.9 % fixed-rate debt and 40.1 % floating-rate debt.
As of September 30, 2008, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:
Table 15
Aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter

Twelve month period ending September 30
(in millions of Canadian dollars)

2009	33.0
2010	156.4
2011	177.2
2012	282.7
2013	605.9
2014 and thereafter	2 606.5

Changes in Accounting Policies and Estimates
Current changes in accounting policies
On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. Under this new accounting policy, inventories are still valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. However, the net realizable value is now the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The adoption of this new section had no impact on the consolidated financial statements.
On January 1, 2008, the Company adopted the CICA Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 14 to consolidated financial statements.
Current changes in accounting estimates
The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instrument. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position or in an asset position. These amendments change the way the Company factored its non-performance risk in its valuation technique, considering market development and recent accounting guidelines. As a result of these changes, in the second quarter of 2008, the fair value of these derivatives was decreased by $37.6 million, the gain on valuation and translation of financial instruments was increased by $16.5 million and comprehensive income was increased by $21.1 million (before income taxes). The cumulative impact of these changes as of September 30, 2008 is a decrease of the fair value of these derivatives by $28.8 million, an increase of the gain on valuation and translation of financial instruments by $15.9 million and an increase of comprehensive income by $12.9 million (before income taxes).
Recent Accounting Developments in Canada
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs, and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements and to provide in the 2011 financial statements IFRS comparative information for the 2010 fiscal year. The Company is currently assessing the impacts of the IFRS convergence initiative.
IFRS uses a conceptual framework similar to Canadian GAAP, but there are material differences in the recognition, evaluation and disclosure of information. The Company expects the transition to have an impact on financial reporting, corporate processes, internal controls and information systems. The Company has almost completed planning for the initial evaluation phase of the IFRS transition project and is currently completing an impact diagnosis. The Company will continue to invest in training and resources during the implementation period to enable effective conversion within the deadline.

Recent Accounting Developments in the United States
On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (SFAS 157) that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157, and FSP FAS 157-2, “Effective Date of SFAS 157,” which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.
In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of noncontrolling interests in consolidated financial statements, accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted SFAS 159 on January 1, 2008 with no impact of its consolidated financial statements.
Forward-looking statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies, which includes our strategy of becoming a facilities based wireless provider, and manage our growth and expansion;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

•	variations in the cost, quality and variety of our television programming;

•	cyclical and seasonal variations in our advertising revenue;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20F, included under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2008	2007	2008	2007

Revenues

Cable	$452.6	$394.6	$1,330.7	$1,125.3
Newspapers	270.8	259.5	845.7	721.6
Broadcasting	92.3	91.6	309.8	291.4
Leisure and Entertainment	75.2	79.6	201.5	226.4
Interactive Technologies and Communications	21.6	19.0	65.6	61.9
Internet/Portals	13.1	11.5	38.3	34.6
Head office and inter-segment	(17.5)	(21.2)	(64.1)	(60.2)

	908.1	834.6	2,727.5	2,401.0

Cost of sales and selling and administrative expenses	633.2	581.0	1,918.4	1,724.3
Amortization	77.3	72.7	235.4	214.5
Financial expenses (note 3)	68.1	60.4	209.8	160.0
(Gain) loss on valuation and translation of financial instruments (note 4)	(3.4)	(5.4)	(23.0)	7.8
Reserve for restructuring of operations and other special charges (note 5)	2.0	3.0	4.3	14.7

Income before income taxes and non-controlling interest	130.9	122.9	382.6	279.7
Income taxes:
Current	(1.1)	3.4	1.2	(2.7)
Future	41.8	32.1	112.2	61.9

	40.7	35.5	113.4	59.2

	90.2	87.4	269.2	220.5
Non-controlling interest	(5.9)	(2.6)	(15.9)	(11.0)

Income from continuing operations	84.3	84.8	253.3	209.5
Income from discontinued operations	—	—	2.3	5.2

Net income	$84.3	$84.8	$255.6	$214.7

See accompanying notes to consolidated financial statements.

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2008	2007	2008	2007

Income from continuing operations before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, reserve for restructuring of operations and other special charges, income taxes and non-controlling interest

Cable	$201.0	$172.3	$579.1	$467.0
Newspapers	52.1	60.1	170.5	149.3
Broadcasting	10.8	11.8	43.9	36.6
Leisure and Entertainment	8.8	9.1	9.4	16.7
Interactive Technologies and Communications	1.0	1.4	2.1	2.8
Internet/Portals	0.5	1.0	1.8	4.1
Head Office	0.7	(2.1)	2.3	0.2

	$274.9	$253.6	$809.1	$676.7

Amortization
Cable	$57.0	$54.9	$170.5	$163.8
Newspapers	12.3	11.5	42.7	31.1
Broadcasting	3.7	3.2	10.6	9.8
Leisure and Entertainment	2.2	1.9	5.9	6.0
Interactive Technologies and Communications	1.0	0.7	2.9	2.2
Internet/Portals	1.0	0.4	2.5	1.1
Head Office	0.1	0.1	0.3	0.5

	$77.3	$72.7	$235.4	$214.5

Additions to property, plant and equipment
Cable	$92.0	$78.7	$294.1	$235.8
Newspapers	22.6	17.8	63.1	47.7
Broadcasting	8.0	3.4	15.4	9.7
Leisure and Entertainment	2.0	1.0	5.7	1.4
Interactive Technologies and Communications	1.2	1.1	2.6	2.6
Internet/Portals	4.1	0.7	8.3	3.1
Head Office	0.3	—	0.3	0.1

	$130.2	$102.7	$389.5	$300.4

See accompanying notes to consolidated financial statements.

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2008	2007	2008	2007

Net income	$84.3	$84.8	$255.6	$214.7

Other comprehensive income (loss):
Unrealized (loss) gain on translation of net investments in foreign operations	(0.9)	(0.6)	1.0	(2.0)
Unrealized gain (loss) on derivative financial instruments, net of income taxes of $11.8 million and $11.2 million in the three-month and nine-month periods ended September 30, 2008 (including income taxes recovery of $8.9 million and $18.2 million in the corresponding periods of 2007)	28.1	3.0	(12.4)	17.7

	27.2	2.4	(11.4)	15.7

Comprehensive income	$111.5	$87.2	$244.2	$230.4

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF DEFICIT

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2008	2007	2008	2007

Deficit at beginning of period	$2,357.4	$2,638.4	$2,528.7	$2,745.8

Net income	(84.3)	(84.8)	(255.6)	(214.7)

	2,273.1	2,553.6	2,273.1	2,531.1

Dividends	25.0	22.5	25.0	45.0

Deficit at end of period	$2,298.1	$2,576.1	$2,298.1	$2,576.1

See accompanying notes to consolidated financial statements.

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2008	2007	2008	2007

Cash flows related to operations
Income from continuing operations	$84.3	$84.8	$253.3	$209.5
Adjustments for:
Amortization of property, plant and equipment	71.4	68.7	217.8	205.8
Amortization of deferred charges and of other assets	5.9	4.0	17.6	8.7
(Gain) loss on valuation and translation of financial instruments (note 4)	(3.4)	(5.4)	(23.0)	7.8
Amortization of financing costs and long-term debt discount	2.4	1.0	6.7	3.0
Non-controlling interest	5.9	2.6	15.9	11.0
Future income taxes	41.8	32.1	112.2	61.9
Other	(2.3)	2.0	(0.1)	(0.7)

	206.0	189.8	600.4	507.0
Net change in non-cash balances related to operations	45.8	13.0	(103.0)	(41.5)

Cash flows provided by continuing operations	251.8	202.8	497.4	465.5
Cash flows provided by discontinued operations	—	—	—	1.4

Cash flows provided by operations	251.8	202.8	497.4	466.9

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents (note 7)	(8.2)	(430.7)	(146.7)	(436.5)
Business disposals, net of cash and cash equivalents	0.4	7.7	1.6	7.7
Additions to property, plant and equipment	(130.2)	(102.7)	(389.5)	(300.4)
Additions to other assets (note 8)	(559.9)	(0.1)	(566.4)	(1.4)
Decrease in cash and cash equivalent in trust (note 8)	217.9	—	—	—
Other	0.8	1.1	2.2	5.0

Cash flows used in investing activities	(479.2)	(524.7)	(1,098.8)	(725.6)

Cash flows related to financing activities
Net increase (decrease) in bank indebtedness	1.0	(6.0)	23.6	(15.8)
Issuance of long-term debt, net of financing fees (note 9)	11.0	0.5	460.8	10.8
Net borrowings under revolving bank facilities	247.7	524.3	161.1	500.2
Repayment of long-term debt	(8.4)	(9.0)	(21.3)	(19.4)
Repayment of the Additional Amount payable	—	(127.2)	—	(127.2)
Dividends	(25.0)	(22.5)	(25.0)	(45.0)
Other	(0.8)	(4.9)	0.3	(6.0)

Cash flows provided by financing activities	225.5	355.2	599.5	297.6

Net increase in cash and cash equivalents	(1.9)	33.3	(1.9)	38.9
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	1.2	(0.3)	1.5	(0.8)
Cash and cash equivalents at beginning of period	26.4	39.2	26.1	34.1

Cash and cash equivalents at end of period	$25.7	$72.2	$25.7	$72.2

Cash and cash equivalents consist of
Cash	$3.2	$27.4	$3.2	$27.4
Cash equivalents	22.5	44.8	22.5	44.8

	$25.7	$72.2	$25.7	$72.2

Cash interest payments	$49.1	$40.5	$183.1	$144.2
Cash income tax payments (net of refunds)	3.7	(1.6)	19.9	(2.5)

See accompanying notes to consolidated financial statements.

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)	September 30	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$25.7	$26.1
Accounts receivable	453.7	496.2
Income taxes	9.9	10.5
Amounts receivable from parent company	3.4	1.9
Inventories and investments in televisual products and movies	183.1	169.0
Prepaid expenses	39.2	32.7
Future income taxes	74.6	153.6

	789.6	890.0

Property, plant and equipment	2,261.7	2,110.2
Future income taxes	35.3	57.4
Other assets (note 8)	1,034.5	422.0
Goodwill	4,153.3	4,081.3

	$8,274.4	$7,560.9

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$39.9	$16.3
Accounts payable and accrued charges	642.4	756.0
Deferred revenue	219.6	202.7
Income taxes	3.1	19.2
Current portion of long-term debt (note 9)	33.0	24.7

	938.0	1,018.9

Long-term debt (note 9)	3,786.0	3,002.8
Derivative financial instruments (note 14)	371.8	538.7
Other liabilities	94.5	103.5
Future income taxes	317.7	292.5
Non-controlling interest	99.6	154.2

Shareholders’ equity
Capital stock (note 10)	1,752.4	1,752.4
Contributed surplus (note 12)	3,214.5	3,217.2
Deficit	(2,298.1)	(2,528.7)
Accumulated other comprehensive (loss) income (note 11)	(2.0)	9.4

	2,666.8	2,450.3

Contingencies (note 13)

	$8,274.4	$7,560.9

See accompanying notes to consolidated financial statements.

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

Quebecor Media Inc. (the “Company”) operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. The Cable segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of digital video discs (“DVD” units) and games. The Newspapers segment includes the printing, publishing and distribution of daily newspapers, weekly newspapers and directories in Canada. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, videos, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada and Europe. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia. The Internet/Portals segment operates Internet sites in Canada, including French- and English-language portals and specialized sites.
1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies as described in the Company’s latest annual consolidated financial statements have been used, with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these consolidated financial statements contain all the adjustments considered necessary.

Some of the Company’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Company’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for previous periods have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2008.

2.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Current changes in accounting policies

On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. Under this new accounting policy, inventories are still valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. However, the net realizable value is now the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The adoption of this new section had no impact on the consolidated financial statements.

On January 1, 2008, the Company adopted the CICA Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 14.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES (continued)

Current changes in accounting estimates

The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instrument. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position or in an asset position. These amendments change the way the Company factored its non-performance risk in its valuation technique, considering market development and recent accounting guidelines. As a result of these changes, in the second quarter of 2008, the fair value of these derivatives was decreased by $37.6 million, the gain on valuation and translation of financial instruments was increased by $16.5 million and comprehensive income was increased by $21.1 million (before income taxes). The cumulative impact of these changes as of September 30, 2008 is a decrease of the fair value of these derivatives by $28.8 million, an increase of the gain on valuation and translation of financial instruments by $15.9 million and an increase of comprehensive income by $12.9 million (before income taxes).

Future changes in accounting policies

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements and to provide in the 2011 financial statements IFRS comparative information for the 2010 fiscal year. The Company is currently assessing the impacts of the IFRS convergence initiative.
3.	FINANCIAL EXPENSES

	Three months ended		Nine months ended
September 30			September 30
	2008	2007	2008	2007

Interest on long-term debt	$69.9	$59.4	$205.5	$164.3
Amortization of financing costs and long-term debt discount	2.4	1.0	6.7	3.0
Other	(0.5)	1.2	1.3	(3.7)

	71.8	61.6	213.5	163.6
Interest capitalized to cost of property, plant and equipment and other assets	(3.7)	(1.2)	(3.7)	(3.6)

	$68.1	$60.4	$209.8	$160.0

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

4.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended		Nine months ended
September 30			September 30
	2008	2007	2008	2007

Loss (gain) on embedded derivatives and derivative instruments for which hedge accounting is not used	$0.9	$14.3	$(14.8)	$41.5
Loss (gain) on foreign currency translation of financial instruments for which hedge accounting is not used	3.4	(12.9)	7.2	(28.8)
Gain on the ineffective portion of fair value hedges	(7.7)	(6.8)	(15.4)	(10.1)
Loss on revaluation of the Additional Amount payable	—	—	—	5.2

	$(3.4)	$(5.4)	$(23.0)	$7.8

5.	RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES

During the three-month and nine-month periods ended September 30, 2008, restructuring and other special charges of $2.0 million and $4.3 million, respectively, were recorded; they mainly relate to the elimination of positions in several of the Newspapers segment publications.

6.	PENSION PLANS

The Company maintains defined benefit and defined contribution pension plans for its employees. The total costs were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Pension plans:
Defined benefit plans	$6.4	$7.4	$18.6	$19.6
Defined contribution plans	2.9	3.1	8.6	8.8

	$9.3	$10.5	$27.2	$28.4

7.	BUSINESS ACQUISITIONS

During the nine-month period ended September 30, 2008, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. Certain purchase price allocations are preliminary and should be finalized as soon as Company management has gathered all the significant information believed to be available and considered necessary. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions. The following transactions were made during the first nine months of 2008:
•	On June 2, 2008, TVA Group Inc., Broadcasting segment, repurchased 3,000,642 Class B shares at a price of $17.00 per share under a substantial issuer bid for a total cash consideration of $51.4 million, resulting in preliminary goodwill of $4.3 million. The Company’s equity interest in TVA Group Inc. increased from 45.24% to 50.89% following this transaction.

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

7.	BUSINESS ACQUISITIONS (continued)
•	In February 2008, the Company acquired all of the non-controlling interest in Nurun Inc., Interactive Technologies and Communications segment, pursuant to its offer to purchase the shares at a price of $4.75 per Common Share for a total cash consideration of $75.2 million, resulting in preliminary goodwill of $42.9 million. Common Shares of Nurun Inc. were delisted from the Toronto Stock Exchange following this transaction.

•	The Company paid an earn-out of $5.0 million during the first quarter of 2008 in relation to the acquisition of Sogides Group Inc., Leisure and Entertainment segment, in 2005. The payment was recorded as goodwill.

•	The Company acquired and/or increased its interest in various businesses, mainly in the Internet/Portals segment and in the Newspapers segment, for a total cash consideration of $15.1 million and additional contingent payments totalling $7.0 million, based on the achievement of specific conditions in the future. These acquisitions resulted in preliminary goodwill of $12.2 million.
During the third quarter of 2008, the Company finalized certain purchase price allocations, mainly related to the acquisition of Osprey Media Publishing Inc. in August 2007, which resulted in a reduction in property, plant and equipments of $11.9 million, an increase in other assets of $2.7 million, an increase in other liabilities of $1.4 million, a reduction in future income tax liabilities of $3.5 million and an increase in goodwill of $7.1 million.

8.	OTHER ASSETS

As a result of the spectrum auction for Advanced Wireless Services (“AWS”) that ended on July 21, 2008, bids made by the Company were retained on 17 new spectrum licences for AWS, covering all of the province of Québec and certain areas of Ontario, for an aggregate amount of $554.6 million, which was fully paid by its Cable segment in the third quarter of 2008. The Company used its cash and cash equivalents in trust and borrowings from Videotron Ltd.’s Senior Secured Credit Facility to pay this amount (note 9). The transfer of ownership of these spectrum licences is expected to occur in the next few months as soon as Industry Canada finalizes its compliance review.

9.	LONG-TERM DEBT

On April 7, 2008, Videotron Ltd. entered into amendments to its Senior Secured Credit Facility pursuant to which commitments under the Senior Secured Credit Facility were increased from $450.0 million to $575.0 million and the maturity of the facility was extended to April 2012. Pursuant to these amendments, Videotron Ltd. may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million).

On April 15, 2008, Videotron Ltd. issued US$455.0 million in aggregate principal amount of Senior Notes at a discount price of 98.43% for net proceeds of $457.3 million, before financing fees of $9.5 million. The new Senior Notes bear interest at 9.125% for an effective interest rate of 9.375% and will mature on April 15, 2018. These notes are unsecured and contain certain restrictions for Videotron Ltd., including limitations on its ability to incur additional indebtedness, to pay dividends or make other distributions. The notes are guaranteed by specific subsidiaries of Videotron Ltd. and are redeemable at the option of Videotron Ltd. at a decreasing premium, commencing April 15, 2013. Videotron Ltd. has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars.

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

9.	LONG-TERM DEBT (continued)

Components of the long-term debt were as follows:

	September 30,	December 31,
	2008	2007

Long-term debt	$3,861.7	$3,077.8
Change in fair value related to hedged interest rate risks	(13.6)	(24.1)
Adjustment related to embedded derivatives	14.0	11.4
Financing fees, net of amortization	(43.1)	(37.6)

	3,819.0	3,027.5
Less current portion	33.0	24.7

	$3,786.0	$3,002.8

10.	CAPITAL STOCK
(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue:
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.
An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b)	Issued capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2007 and September 30, 2008	123,602,807	$1,752.4

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

10.	CAPITAL STOCK (continued)
(c)	Stock-based compensation

The following table provides details of changes to outstanding options in the main stock-based compensation plans of the Company and its subsidiaries for the nine-month period ended September 30, 2008:

Outstanding options
		Weighted average
	Number	exercise price

Quebecor Media Inc.

As of December 31, 2007:	7,029,857	$32.25
Granted	110,000	46.84
Exercised	(2,779,546)	19.01
Cancelled	(274,548)	42.32

As of September 30, 2008	4,085,763	$40.97

Vested options as of September 30, 2008	178,502	$31.33

TVA Group Inc.

As of December 31, 2007 and as of September 30, 2008	983,693	$16.16

Vested options as of September 30, 2008	179,509	$19.37

During the three-month and nine-month periods ended September 30, 2008, a net reversal of the consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $0.1 million and $2.7 million, respectively (a net charge of $10.1 million and $35.2 million, respectively, was recorded in 2007).

During the three-month and nine-month periods ended September 30, 2008, 66,633 and 2,779,546 stock options were exercised for a cash consideration of $1.4 million and $91.5 million, respectively.
11.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

	Translation of net
	investments in	Cash flow
	foreign operations	hedges	Total

Balance as of December 31, 2006	$(1.1)	$—	$(1.1)

Cumulative effect of changes in accounting policies	—	(35.5)	(35.5)
Other comprehensive (loss) income, net of income taxes	(2.0)	17.7	15.7

Balance as of September 30, 2007	(3.1)	(17.8)	(20.9)

Other comprehensive income, net of income taxes	—	30.3	30.3

Balance as of December 31, 2007	(3.1)	12.5	9.4

Other comprehensive income (loss), net of income taxes	1.0	(12.4)	(11.4)

Balance as of September 30, 2008	$(2.1)	$0.1	$(2.0)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 10-year period.

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

12.	RELATED PARTY TRANSACTIONS

On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the CCAA. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. These procedures had no material impact on the operations of Quebecor Media Inc.

On January 10, 2008, the Company settled a balance of $4.3 million payable to Quebecor World Inc. by compensation. As the balance was due in 2013 and recorded at present value, the difference of $2.7 million between the settled amount and the carrying value was recorded as a reduction in contributed surplus.

13.	CONTINGENCIES

In 2003 and 2004, a number of companies, including Videotron Ltd. and TVA Group Inc., brought a suit against the Crown before the Federal Court alleging that the Part II licence fees paid annually by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court found that these fees did indeed constitute taxes and that the Canadian Radio-television and Telecommunications Commission (“CRTC”) should cease collection of such fees, but it concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II licence fees payable on November 30 of each year unless a higher court reversed the decision of the Federal Court of Appeal. Considering these facts and as a result of the decision of the Federal Court, the Company reversed its liability of $14.3 million related to these Part II licence fees for the period from September 1, 2006 to September 2007 in the third quarter of 2007. The Company also ceased to record the Part II licence fees.

On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies are in disagreement with this decision and have requested leave to appeal to the Supreme Court of Canada. The CRTC publicly stated that it will make no attempt to collect outstanding Part ll fees until the earlier of (a) the leave to appeal to the Supreme Court of Canada is denied, or (b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or (c) the matter is settled between the parties. The Company believes in the merit of its request for appeal to the Supreme Court. However, by virtue of the decision of the Federal Court of Appeal that confirms the right of the CRTC to collect the Part II licence fees to which the Company is subject, the Company recorded a total liability of $25.2 million related to the Part II licence fees for the period from September 1, 2006 to June 30, 2008 in the second quarter of 2008, and since then, the Company has been accruing the Part II license fees.

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s risk management policies have been established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company’s activities.

From its use of financial instruments, the Company is exposed to credit risk, liquidity risk, market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company and its subsidiaries use derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) certain purchases of inventories and other capital expenditures denominated in a foreign currency. The Company does not intend to settle its financial derivative instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.
(a)	Description of derivative financial instruments
(i)	Foreign exchange forward contracts

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount

Quebecor Media Inc.
$/€	Less than 1 year	1.5487	$22.5
$/CHF	Less than 1 year	0.9686	3.7

Sun Media Corporation
$/US$	February 15, 2013	1.5227	312.2

Videotron Ltd. and its subsidiaries
$/US$	Less than 1 year	1.0177	66.5

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(a)	Description of derivative financial instruments (continued)
(ii)	Cross-currency interest rate swaps

			Annual		CAD dollar
			effective	Annual	exchange rate
			interest	nominal	on interest
			rate using	interest	and capital
	Period	Notional	hedged	rate of	payments per
	covered	amount	rate	debt	one U.S. dollar

Quebecor Media Inc.
Senior Notes	2007 to 2016	US$700.0	7.69%	7.75%	0.9990

Senior Notes	2006 to 2016	US$525.0	7.39%	7.75%	1.1600

Term loan “B” credit facilities	2006 to 2009	US$195.0	6.27%	LIBOR +2.00%	1.1625

Term loan “B” credit facilities	2009 to 2013	US$195.0	Bankers’ acceptances 3 months +2.22%	LIBOR +2.00%	1.1625

Term loan “B” credit facilities	2006 to 2013	US$146.3	6.44%	LIBOR +2.00%	1.1625

Videotron Ltd. and its subsidiaries
Senior Notes	2004 to 2014	US$190.0	Bankers’ acceptances 3 months +2.80%	6.875%	1.2000

Senior Notes	2004 to 2014	US$125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$200.0	Bankers’ acceptances 3 months +2.73%	6.875%	1.3425

Senior Notes	2003 to 2014	US$135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$175.0	5.98%	6.375%	1.1781

Senior Notes	2008 to 2018	US$455.0	9.65%	9.125%	1.0210

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps (continued)

				Annual		CAD dollar
				effective	Annual	exchange rate
				interest	nominal	on interest
				rate using	interest	and capital
	Period	Notional		hedged	rate of	payments per
	covered	amount		rate	debt	one US dollar

Sun Media Corporation and its subsidiaries
Senior Notes	2008 to 2013	US$	155.0	Bankers’	7.625%	1.5227
acceptances
3 months
+3.70%
Senior Notes	2003 to 2013	US$	50.0	Bankers’	7.625%	1.5227
acceptances
3 months
+3.70%
Certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then market value.

(iii)	Interest rate swaps

		Notional	Pay/	Fixed	Floating
	Maturity	amount	receive	rate	rate

Osprey Media Publishing Inc.
	December 2010	$50.0	Pay fixed/	3.53%	Bankers’
			Receive floating		acceptances
					3 months

Sun Media Corporation and its subsidiaries
	October 2012	$39.1	Pay fixed/	3.75%	Bankers’
			Receive floating		acceptances
					3 months

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(b)	Fair value of financial instruments:

The carrying amounts of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximate their fair value since these items will be realized or paid within one year or are due on demand.

The carrying values and fair values of long-term debt and derivative financial instruments as of September 30, 2008 and as of December 31, 2007 are as follows:

	September 30, 2008		December 31, 2007
	Carrying		Carrying
	value	Fair value	value	Fair value

Quebecor Media Inc.
Long-term debt[1]	$(1,740.7)	$(1,603.5)	$(1,664.9)	$(1,646.6)
Cross-currency interest rate swaps[2]	(74.8)	(74.8)	(159.8)	(159.8)
Foreign exchange forward contracts	(0.6)	(0.6)	(0.3)	(0.3)

Videotron Ltd. and its subsidiaries
Long-term debt[1]	(1,630.8)	(1,559.3)	(973.3)	(938.2)
Cross-currency interest rate swaps [2]	(153.9)	(153.9)	(241.3)	(241.3)
Foreign exchange forward contracts	3.0	3.0	(4.2)	(4.2)

Sun Media Corporation and its subsidiaries
Long-term debt[1]	(259.3)	(242.1)	(238.0)	(234.1)
Cross-currency interest rate swaps and foreign exchange forward contracts	(104.2)	(104.2)	(133.1)	(133.1)
Interest rate swap	(0.4)	(0.4)	—	—

Osprey Media Publishing Inc.
Long-term debt[1]	(132.4)	(132.4)	(145.3)	(145.3)
Interest rate swap	(0.4)	(0.4)	0.2	0.2

TVA Group Inc. and its subsidiaries
Long-term debt[1]	(98.5)	(98.5)	(56.3)	(56.3)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

[2]	The carrying value is net of an amount of $37.5 million included in other assets in the consolidated balance sheet as of September 30, 2008.
The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity, or quoted market prices when available. The fair value of derivative financial instruments is estimated using period-end swap rates, adjusted to reflect the counterparties’ non-performance risk.

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(c)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of September 30, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $43.9 million as of September 30, 2008 ($34.0 million as of December 31, 2007). As of September 30, 2008, 13.8% of trade receivables were 90 days past their billing date (10.9% as of December 31, 2007).

The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under the Company’s policy, the Company does not foresee any failure by counterparties to meet their obligations.
(d)	Liquidity risk management

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. Company management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through dividends paid by its publicly traded subsidiary, TVA Group Inc.

17

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(d)	Liquidity risk management (continued)

As of September 30, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long—term debt and obligations related to derivative instruments. These obligations and their maturities are as follows:

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	and more

Long-term debt	$3,861.7	$33.0	$333.6	$888.6	$2,606.5
Interest payments[1]	1,940.8	294.1	573.0	512.3	561.4
Derivative instruments[2]	325.8	0.5	1.0	142.4	181.9

Total	$6,128.3	$327.6	$907.6	$1,543.3	$3,349.8

[1]	Estimate of interest to be paid on long-term debt based on hedged and unhedged interest rates and hedged foreign exchange rate as of September 30, 2008.

[2]	Estimated future disbursements on derivative financial instruments related to foreign exchange hedging.
(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

The Company is exposed to foreign currency risk on purchases and loans that are denominated in a currency other than Canadian dollars. Most of these transactions are denominated in U.S. dollars. The Company hedges the foreign currency risk exposure on 100% of U.S. dollar-denominated debt obligations outstanding as of September 30, 2008, and hedges a significant portion of its exposure on certain purchases of inventories and other capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign currency rates is economically limited.

A variation of 1% in the exchange rate of a Canadian dollar compared to a U.S. dollar would have an impact of less than $1.0 million on estimated annual disbursements related to foreign denominated inventories purchases and capital expenditures that are not hedged by foreign exchange forwards contracts.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt and has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure to changes in interest rates. After taking into account the hedging instruments, long-term debt was comprised of 60.7% fixed rate debt and 39.3% floating rate debt as of September 30, 2008.

The annual sensitivity of the Company’s interest expense to a variation of 100 basis points in the Banker’s acceptances rate is approximately $17.2 million based on the current debt as of September 30, 2008.

18

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(f)	Capital management

The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Company takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations, and the level of distributions to shareholders. The Company has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The capital structure of the Company is composed of shareholders’ equity, bank indebtedness, long-term debt, liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents.

The Company is in compliance with all debt covenants and is not subject to any externally imposed capital requirements.

19

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

15.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements.
(a)	Consolidated statements of income

	Three months ended		Nine months ended
	September 30		September 30

	2008	2007	2008	2007

Net income as per Canadian GAAP	$84.3	$84.8	$255.6	$214.7
Adjustments:
Development, pre-operating and start-up costs (i)	0.2	0.5	1.6	1.6
Pension and postretirement benefits (ii)	0.4	0.5	1.2	1.3
Change in fair values and ineffective portion of derivative instruments (iii)	9.5	11.6	(13.7)	0.8
Stock-based compensation (iv)	(1.0)	(3.3)	(8.2)	(5.3)
Income taxes (v), (vii)	(4.7)	(2.6)	(3.7)	(13.5)

	4.4	6.7	(22.8)	(15.1)

Net income as adjusted as per U.S. GAAP	$88.7	$91.5	$232.8	$199.6

(b)	Consolidated statements of comprehensive income

	Three months ended		Nine months ended
	September 30		September 30

	2008	2007	2008	2007

Comprehensive income as per Canadian GAAP	$111.5	$87.2	$244.2	$230.4
Adjustments to net income as per (a) above	4.4	6.7	(22.8)	(15.1)
Adjustments to other comprehensive income:
Pension and postretirement benefits (ii)	1.0	1.3	3.0	3.9
Derivative instruments (iii)	(1.6)	(3.8)	10.9	8.9
Income taxes (v)	0.1	(0.7)	(1.9)	(3.4)

	(0.5)	(3.2)	12.0	9.4

Comprehensive income as per U.S. GAAP	$115.4	$90.7	$233.4	$224.7

20

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

15.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)	Consolidated balance sheets

	September 30, 2008			December 31, 2007

	Canada	United States	Canada	United States

Other assets	$1,034.5	$1,007.8	$422.0	$388.3
Future income tax assets	35.3	39.0	57.4	57.4
Goodwill	4,153.3	4,149.6	4,081.3	4,077.5
Current liabilities	(938.0)	(956.2)	(1,018.9)	(1,053.2)
Long-term debt	(3,786.0)	(3,777.3)	(3,002.8)	(2,991.4)
Other liabilities	(94.5)	(145.6)	(103.5)	(129.3)
Future income tax liabilities	(317.7)	(285.7)	(292.5)	(252.9)
Non-controlling interest	(99.6)	(97.5)	(154.2)	(150.0)
Contributed surplus (vi) (vii)	(3,214.5)	(3,398.2)	(3,217.2)	(3,400.9)
Deficit	2,298.1	2,509.6	2,528.7	2,717.4
Accumulated other comprehensive loss (income)	2.0	27.4	(9.4)	28.0
The accumulated other comprehensive (loss) income as of September 30, 2008 and December 31, 2007 is as follows:

	September 30,	December 31,
	2008	2007

Accumulated other comprehensive (loss) income as per Canadian GAAP	$(2.0)	$9.4
Adjustments:
Pension and postretirement benefits (ii)	(55.2)	(58.2)
Derivative instruments (iii)	13.9	3.0
Income taxes (v)	15.9	17.8

	(25.4)	(37.4)

Accumulated other comprehensive loss as per U.S. GAAP	$(27.4)	$(28.0)

21

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

15.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(i)	Under Canadian GAAP, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under Canadian GAAP, certain start-up costs incurred in connection with various projects have been recorded on the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under U.S. GAAP, those costs must be included in income as incurred.

(ii)	Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans requires the recognition of over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(iii)	Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as the early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iv)	Under U.S. GAAP, in accordance with SFAS 123R, Share-Based Payment, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.

22

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

15.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(v)	Under U.S. GAAP, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

Furthermore, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(vi)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

(vii)	The Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company, through which tax losses were transferred between the parties. Under Canadian GAAP, it resulted in the recognition of a deferred credit of $8.4 million in 2006 and $5.7 million in 2007, and in a $15.9 million reduction in the Company’s income tax expense in 2005. Under U.S. GAAP, since these transactions related to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid would have been recognized in contributed surplus.

(viii)	On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements, that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removes certain leasing transactions from the scope of SFAS 157, and FSP FAS 157-2, Effective Date of SFAS 157, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.

(ix)	In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

23

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
By:	(s) Louis Morin
Louis Morin
Vice President and Chief Financial Officer

Date: November 14, 2008